Rentokil Initial PLC - Director Declaration


SEC MAIL
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05010673

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 1415P
Rentokil Initial PLC
21 July 2005

Appointment of Mr Duncan Tatton-Brown as a director

In accordance with LR 9.6.13, I now provide the following information on Mr Tatton-Brown.

(a) Details of any directorships of publicly quoted companies (whether British or otherwise) held in the last five years, indicating whether or not they are still held:

Kingfisher plc (still held)

(b) Any unspent convictions in relation to indictable offences:

None

(c) Details of any bankruptcies or individual voluntary arrangements entered by Mr Tatton-Brown:

None

(d) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements for any composition or arrangement with creditors or any class of its creditors of any company where Mr Tatton-Brown was a director and with an executive function at the time of or within the twelve months preceding such events:

None

(e) Details of any compulsory liquidations, administrations or partnerships voluntary arrangements of any partnerships where Mr Tatton-Brown was a partner at the time of or within twelve months preceding such events:

None

(f) Details of receiverships of any of Mr Tatton-Brown's assets or of a

partnership of which Mr Tatton-Brown was a partner at the time of or within the twelve months preceding such event:

None

(g) Details of any public criticisms of Mr Tatton-Brown by a statutory or regulatory authority (including a recognised professional body) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

This information is provided by RNS
The company news service from the London Stock Exchange

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Rentokil Initial PLC - Director Declaration

RNS Number: 1409P
Rentokil Initial PLC
21 July 2005

To: RNS
Dated: 19 July 2005

Rentokil Initial plc

Appointment of Mr Andrew Macfarlane as a director

In accordance with LR 9.6.13, I now provide the following information on Mr Macfarlane:

(a) Details of any directorships of publicly quoted companies (whether British or otherwise) held in the last five years, indicating whether or not they are still held:

Land Securities Group plc (still held)
Invensys plc (still held)

(b) Any unspent convictions in relation to indictable offences:

None

(c) Details of any bankruptcies or individual voluntary arrangements entered by Mr Macfarlane:

None

(d) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements for any composition or arrangement with creditors or any class of its creditors of any company where Mr Macfarlane was a director and with an executive function at the time of or within the twelve months preceding such events:

None

(e) Details of any compulsory liquidations, administrations or partnerships voluntary arrangements of any partnerships where Mr Macfarlane was a partner at the time of or within twelve months preceding such events:

None

(f) Details of receiverships of any of Mr Macfarlane's assets or of a partnership of which Mr Macfarlane was a partner at the time of or within the twelve months preceding such event:

None

(g) Details of any public criticisms of Mr Macfarlane by a statutory or regulatory authority (including a recognised professional body) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

I trust that the above information is sufficient for your purposes.

From: R WARD-JONES
Secretary
Rentokil Initial plc

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Rentokil Initial PLC - Impact of adoption of IFRS

RNS Number: 0692P
Rentokil Initial PLC
20 July 2005

N E W S R E L E A S E

RENTOKIL INITIAL PLC

IMPACT OF ADOPTION OF IFRS

Rentokil Initial plc ('the Group') today announced the preliminary impact of its adoption of International Financial Reporting Standards ('IFRS') on its 2004 results.

To date, the Group has prepared its accounts in compliance with UK Generally Accepted Accounting Practice ('UK GAAP'). European Union ('EU') regulations require the Group to adopt IFRS in its financial statements from 2005. The Group began a detailed study during 2003 to review the changes required in order to move from UK GAAP to IFRS. This news release provides a brief summary of the anticipated impact of transition to IFRS. A Transition Document, published on the Group's website (rentokil-initial.com), provides more detail and shows the changes required to restate the primary financial statements from a UK GAAP basis on to a pro-forma IFRS basis. These statements are intended to show the impact of transition to IFRS rather than give the exact presentation to be made under IFRS.

The IFRS policies being adopted by the Group are based on the IFRS's expected to be formally adopted by the EU as of 31st December 2005. However, these standards still remain subject to further amendment by and interpretative guidance from the International Accounting Standards Board ('IASB') as well as the ongoing review and endorsement by the EU, which may lead to the need for further refinement of the policies implemented by the Group. Consequently, the impact on the financial statements as outlined below and included in the Transition Document are provisional and remain unaudited. Finalisation of the impact of transition to IFRS will be performed during the audit of 2005 results.

Commenting on the Group's adoption of the new accounting rules, Roger Payne, Finance Director, said

' In common with many other companies, the adoption of IFRS will have some impact on the presentation of our financial statements but will not fundamentally change our strategy, risk management processes or our cash flows.'' The main areas of impact on the 2004 results and the 2004 balance sheet remain as first indicated in our trading statement issued on 30th November 2004 (and subsequently reaffirmed with the Preliminary Announcement of 2004 results in February 2005) as being in the areas of IAS 19 (employee benefits) and IAS 38 (intangible assets).'' Clearly, and in conjunction with our auditors, we wil review the impact of additional IFRS implementation guidance which is being periodically issued by the IASB to ensure that our implementation of IFRS remains best practice.'' 2005 will be an important transitional year for all stakeholders. We aim to ensure that any presentational changes arising from the adoption of IFRS do not deflect from the current understanding of the key fundamentals in our business, particularly given the potential volatility arising from the 'mark to market' requirements of IAS39 (financial instruments).'

Summary Impact

A full overview of the impact of adoption of IFRS on the financial statements of the Group in respect of 2004 is provided in the Transition Document referred to above. For 2004 the financial impact of transition to IFRS remains in both the two key areas of employee benefits under IAS 19 and the recognition and amortisation of intangible assets under IAS 38 as indicated in both the November 2004 Trading Statement and the 2004 Preliminary Results Announcement made in February of this year. Other areas of lesser impact on 2004 results are IAS 17 (leases), IFRS 2 (share based payments), IAS 21 (foreign currencies), IAS 10 (events after the balance sheet date), and IAS 12 (income taxes). The total impact on profit before tax and net liabilities is shown in the two tables below followed by brief descriptions of the more significant items that have or will be likely to impact the Group's results. Tables giving an overview of the impact on the 2004 interim results are provided towards the end of this release.

Overview of Financial Impact - Full Year 2004

For the year ended 31st December 2004	IFRS Unaudited £m	UK GAAP Audited £m
Revenue	2,306.6	2,450.8
Operating profit		
- before exceptional items and amortisation of customer lists	382.7	391.4
- after exceptional items and amortisation of customer lists	325.5	342.0

Profit before tax	273.9	297.8
Earnings per share (including discontinued activities)		
- basic	10.53p	11.87p
- basic before exceptional items and amortisation of customer lists	13.26p	14.30p
Net liabilities	759.2	559.4

Changes in Revenue, Profit before tax and Net liabilities	Revenue £m	Profit before tax £m	Net liabilities £m
As reported under UK GAAP	2,450.8	297.8	(559.4)
IAS 19 - Defined benefit pensions	-	(8.5)	(287.7)
IAS 19 - Other employee benefits	-	(0.4)	(20.1)
IAS 38 - Amortisation of customer lists	-	(22.2)	(69.6)
IAS 38 - Reversal of goodwill impairment	-	14.4	14.4
IAS 21 - Foreign currencies	-	(4.1)	-
IFRS 2 - Share based payments	-	(1.0)	-
IAS 10 - Dividends payable	-	-	86.1
IAS 12 - Taxation	-	-	86.0
Others	-	-	(8.9)
Presentation changes			
- discontinued activities	(15.5)	(0.4)	-
- franchisees	(110.2)	-	-
- associates	(18.5)	(1.7)	-
As reported under IFRS	2,306.6*	273.9*	(759.2)

*Excludes trading from discontinued activities and profit and loss on disposal of businesses.

IAS 19 - Employee Benefits

Under UK GAAP, pension costs were charged to the profit and loss account as operating costs in accordance with SSAP 24. In addition, under the transitional disclosure requirements of FRS 17, the financial statements included detailed notes which disclosed any deficits in the pension schemes' assets compared with

their liabilities.

Under IAS 19 the value of the deficit approximating the pre-tax FRS 17 amount previously disclosed under UK GAAP, will be recorded as a liability on the balance sheet. The Group has made the election, under the requirement of the amendments to IAS 19 which is yet to be endorsed by the EU, to take the actuarial gains and losses through the Statement of Recognised Income and Expenses. A separate annual charge will be made to the income statement, which will comprise a service cost and a finance cost, with the service cost charged to operating profit and the finance charge forming part of finance costs. Expected return on pension plan assets is recognised as finance income.

As a result an additional liability of £287.7 million (before tax) will be recorded on the balance sheet at 31st December 2004. The profit before tax charge for 2004 will decrease by £8.5 million.

The change in the accounting treatment of the Group's pension arrangements will have no impact on the periodic calculations of the company's cash contribution to the pension schemes. These are determined during the triennial actuarial valuation process. The company is currently in the process of agreeing the April 2005 valuation prior to the agreement of the future contributions' schedule with the Trustees.

Whilst not material in the context of the annual charge to the profit and loss account, the treatment of the phasing of other employee benefits (mainly holiday pay) between the first half and the second half will result in a higher charge to the first half of circa £8 million with a corresponding lower charge in the second half.

IAS 38 / IFRS 3 - Intangible Assets and Business Combinations

Under UK GAAP, individual intangible assets in businesses acquired were not separately recorded but were subsumed within the overall value of goodwill recognised and consolidated on acquisition. The Group ascribed an indefinite life to this goodwill and, in accordance with FRS 10, was retained on the balance sheet and tested for impairment annually.

IFRS 3 requires the recognition of intangible assets on business combinations if certain criteria are met. For business combinations made by the Group, the value attributable to customer lists or portfolios acquired is treated as an intangible asset and valued separately from goodwill which remains on the balance sheet and is tested for impairment annually. The value attributable to the customer lists or portfolios acquired (intangible asset) is then amortised over the expected life of that asset.

The Group has not taken the exemption available under IFRS 1 in respect of

acquisitions made since 1st January 1998. Instead, in order to aid the comparability with the treatment of future acquisitions, all acquisitions made since 1st January 1998, when FRS 10 was adopted, have been restated and the value attributed to intangible assets has been recognised and amortised over the expected life of the asset.

As a result a gross intangible asset totalling £155.2 million has been recognised at the date of transition and the Group has incurred an amortisation charge of £22.2 million in 2004 under IFRS, which was not present under UK GAAP. Partly offsetting this amortisation charge is the reversal of the goodwill impairment charge of £14.4 million made under UK GAAP. This charge is reversed as the total of the restated intangible assets, including goodwill, for the respective business combinations in the IFRS balance sheet at 31st December 2004 are already below the level of impaired goodwill balances in the UK GAAP accounts as a result of cumulative amortisation. The net effect of these adjustments will be to increase net liabilities by £55.2 million.

IAS 21 - Functional Currency / Foreign Currencies

Under UK GAAP (SSAP 20), foreign currency borrowings that are regarded as part of the financing of an investment in a foreign subsidiary are considered 'quasi equity.' Exchange differences on re-translation of 'quasi equity' have previously been reported as movements in reserves.

Under IAS 21, (foreign currencies), foreign exchange differences on direct parent/subsidiary loan relationships which are considered 'quasi equity' will continue to be reported under reserves but the foreign exchange differences on loan relationships between fellow subsidiary companies (even if considered as financing of investments) will be included in the income statement.

The foreign exchange effect arising from the adoption of IAS 21 (relating to the change in functional currency) on the corporate entities has been reflected in the restatement of the 2004 results.

IAS 10 - Events After The Balance Sheet Date

Under UK GAAP, dividends are provided at the balance sheet date on the basis of the dividend proposed by the Board. Under IFRS, a provision for dividends is only made once the proposed dividend has been approved by shareholders. As a result the dividends provided under UK GAAP have been removed giving rise to a reduction in liabilities of £86.1 million.

IAS 12 - Income Taxes

The adjustment of £86.0 million represents, in the main, the tax effects of the IFRS adjustments reflected in the Transition Document. In addition, adjustments have been made for other temporary differences in respect of unremitted earnings, which were not recognised under UK GAAP. IAS 12 also requires the recognition of deferred tax liabilities arising on temporary differences in respect of intangible assets in business combinations. This has been adjusted, for all the relevant business combinations since 1st January 1998.

IAS 39 - Financial Instruments

The Group is not required to and will not adopt IAS 39 (financial instruments) until 1st January 2005. There is, therefore, no impact on the 2004 results summarised above from IAS 39. The adoption of IAS 39 with effect from 1st January 2005 will require certain financial assets and liabilities to be valued on a 'mark to market' basis at 30th June and 31st December. This will inevitably introduce a degree of volatility into future reported results with the carrying value of the Ashtead convertible loan note being one specific example. The Group is applying 'hedge accounting', with effect from 1st January 2005, for certain qualifying hedge relationships to reduce some of this volatility.

Others

Others includes adjustments in respect of IAS 17 (leases) and to equipment for rental assets, manufactured by group companies, to bring them back to group historic cost. These adjustments had no year on year impact on net income for 2004.

Presentation Changes

Under UK GAAP, the Group included turnover from associates and franchisees when presenting headline turnover to reflect the involvement by management in these businesses. Under IFRS, this practice will be discontinued to align headline turnover with that shown in the primary IFRS statements.

Under IFRS, turnover relating to discontinued activities is not included in the primary statements and profits and losses from these businesses are shown below profit after tax as separate disclosures. The presentation adjustments made reflect this practice.

Under UK GAAP, the Group's share of profits of associates is shown gross of taxation. Under IFRS, the Group's share of after tax profits of associates is shown as a single line item within profit before tax.

Overview of Financial Impact - Interim 2004

For the six months' ended 30th June 2004	IFRS Unaudited £m	UK GAAP Audited £m
Revenue	1,138.7	1,213.6
Operating profit		
- before amortisation of customer lists	187.9	199.7
- after amortisation of customer lists	176.8	199.7
Profit before tax	155.4	180.4
Earnings per share (including discontinued activities)		
- basic	6.08p	7.26p
- basic before amortisation of customer lists	6.48p	7.26p
Net liabilities	777.6	558.5

Changes in Revenue, Profit before tax and Net liabilities	Revenue £m	Profit before tax £m	Net liabilities £m
As reported under UK GAAP	1,213.6	180.4	(558.5)
IAS 19 - Defined benefit pensions	-	(3.1)	(213.9)
IAS 19 - Other employee benefits	-	(8.4)	(27.4)
IAS 38 - Amortisation of customer lists	-	(11.1)	(75.9)
IAS 21 - Foreign currencies	-	(0.5)	-
IFRS 2 - Share based payments	-	(0.4)	-
IAS 10 - Dividends payable	-	-	34.8
IAS 12 - Taxation	-	-	72.2
Others	-	-	(8.9)
Presentation changes			
- discontinued activities	(13.1)	(0.7)	-
- franchisees	(52.5)	-	-
- associates	(9.3)	(0.8)	-
As reported under IFRS	1,138.7*	155.4*	(777.6)

*Excludes trading from discontinued activities and profit and loss on disposal of businesses.

Transition Document

A Transition Document, providing more detail and showing the changes required to restate the Primary Financial Statements from a UK GAAP basis on to a pro-forma IFRS basis, is available on the Group's website - rentokil-initial.com. The statements contained in that Transition Document are intended to show the impact of transition to IFRS rather than give the exact presentation to be made under IFRS.

Contact Details

Charles Grimaldi, Corporate Affairs Director 01342 833022

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Rentokil Initial PLC - Ashtead Loan

RNS Number: 5973O
Rentokil Initial PLC
07 July 2005

7th July 2005

Rentokil Initial plc

ASHTEAD UNSECURED CONVERTIBLE LOAN NOTE

Today Ashtead Group plc has announced details of a proposed refinancing. This would include the early repayment of the £134 million unsecured convertible loan note received by Rentokil Initial plc as partial consideration for the sale of its US plant services business in June 2000 and which is due for repayment on 31st March 2008.

If the proposed refinancing is successfully completed prior to 15th August 2005, Rentokil Initial plc would receive an agreed early repayment sum of £130 million, inclusive of all accrued interest and in addition to the £3.5 million interest received in April 2005.

The board of Rentokil Initial plc believes that early repayment of the unsecured convertible loan note is in the best interests of its shareholders given that it would remove the potential risk of future payment default and eliminate the potential volatility on future reported financial results under the new International Financial Reporting Standards, particularly IAS39.

For further information

R C Payne, Finance Director 01342 833022
C D Grimaldi, Corporate Affairs Director

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